UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)

                             Eagle Financial Corp.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  269 513 107
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 June 6, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>.


                               Page 1 of 7 Pages

                                 SCHEDULE 13D

CUSIP NO. 269 513 107                                    PAGE  2   OF  7  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                J.J. Cramer & Co.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)[ ]
                                                                         (B)[X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  100,000
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                         -0-

             9                   SOLE DISPOSITIVE POWER

                                         100,000

             10                  SHARED DISPOSITIVE POWER

                                         -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  100,000
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.2%
14           TYPE OF REPORTING PERSON

                  CO

                                   SCHEDULE 13D

CUSIP NO. 269 513 107                                    PAGE  3   OF   7  PAGES

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James J. Cramer

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)[ ]
                                                                        (B)[X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

             7                   SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                            -0-
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        100,000

             9                   SOLE DISPOSITIVE POWER

                                         -0-

             10                  SHARED DISPOSITIVE POWER

                                        100,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     100,000
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.2%

14           TYPE OF REPORTING PERSON

                     IN

                                   SCHEDULE 13D

CUSIP NO. 269 513 107                                PAGE   4   OF   7   PAGES

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Karen L. Cramer

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)[ ]
                                                                        (B)[X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                     N/A

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]


6            CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

             7                   SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                           -0-
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        100,000

             9                   SOLE DISPOSITIVE POWER

                                        -0-

             10                  SHARED DISPOSITIVE POWER

                                        100,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  100,000

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [  ]


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.2%

14           TYPE OF REPORTING PERSON

                  IN

CUSIP NO. 269 513 107                                             Page 5 of 7

ITEM 1.  SECURITY AND ISSUER.

             The undersigned hereby amends the statement on Schedule 13D, dated

May 12, 1994, as amended by Amendment No. 1, dated December 21, 1994, as amended by Amendment No. 2, dated April 12, 1995, as amended by Amendment No.

3, dated October 19, 1995, as amended by Amendment No. 4, dated April 17, 1996 and as amended by Amendment No. 5, dated May 28, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of

Eagle Financial Corp., a Delaware corporation, as set forth below.  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

             (a) This statement on Schedule 13D relates to 100,000 Shares beneficially owned by the Reporting Persons, which constitute approximately 2.2% of the issued and outstanding Shares.

             (b) The Manager has sole voting and dispositive power with respect to 100,000 Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 100,000 Shares.

             (c) Since the date of the last filing, the Reporting Persons sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such sales were made on the open market.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
             ISSUER.

             Item 6 of the Statement is amended by deleting on the second line the number "199,994" and replacing it with the number "100,00".

CUSIP NO. 269 513 107                                                Page 6 of 7

                                   SIGNATURE



             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.





Dated:  June 11, 1996

                                 J.J. CRAMER & CO.

                                 By: /s/JAMES J. CRAMER
                                     ------------------------
                                     Name:  James J. Cramer
                                     Title: President



                                 /s/JAMES J. CRAMER
                                 --------------------------
                                 James J. Cramer



                                 /s/KAREN L. CRAMER
                                 --------------------------
                                 Karen L. Cramer

CUSIP NO. 269 513 107                                                Page 7 of 7



                                    EXHIBIT B

                           Transactions in Common Stock
                                  of The Company



CRAMER PARTNERS, L.P.


         TRADE DATE                 No. of Shares             Cost (Sales
                                        SOLD                Price) Per Share

          6/6/96                      100,000                   23.2500